Exhibit 12.1

Statement regarding Computation of Ratio of Earnings for Fixed Charges

FLIR Systems Inc.

Ratio of Earnings to Fixed Charges

($000)

	Nine months ended September 30,		Year Ended
	9/30/2002	9/30/2003	12/31/1998	12/31/1999	12/31/2000	12/31/2001	12/31/2002
Pre-tax income	$33,970	$43,721	$5,396	$(52,086)	$(22,329)	$28,743	$48,893

Add: Fixed Charges:
Interest Expense	1,533	2,312	3,162	7,843	12,022	9,423	1,679
Amortized debt expenses	271	550	—	—	241	426	356
Other	—	—	—	—	—	—	—

Total Fixed Charges	1,804	2,862	3,162	7,843	12,263	9,849	2,035

Earnings available for fixed charges	$35,774	$46,583	$8,558	$(44,243)	$(10,066)	$38,592	$50,928

Fixed charges	$1,804	$2,862	$3,162	$7,843	$12,263	$9,849	$2,035

Ratio of earnings to fixed charges	19.83	16.28	2.71	N/C	N/C	3.92	25.03